Exhibit F

Video Transcript

DeRosa Capital 11 Republic Offering
Video Transcript

Matt Faircloth:

What's going on, guys? This is Matt Faircloth. This is our 336-unit apartment complex in Winston Salem, North Carolina. This is a phenomenal complex, and we just closed a few weeks ago and we're already starting work. We're tearing this place apart and putting it back together to benefit our investors and to benefit the tenants here. This complex might not look like much right now, but we're going to do a major facelift, inside and out. This is something that you can diversify your portfolio in by joining us as a passive investor.

Justin Fraser:

This property is mostly two-bedroom units, and there's so much value that we can add to those two-bedroom units. We can take these units almost $150 from where they are to where they're going to be with not that much renovation. Kitchens and bathrooms, that's what we're going to focus on. That's going to get us the most bang for our buck, and it's going to really, really make these interior units shine. We know this works. We've done this for 400 units in Kentucky and 200 units down the road in Fayetteville, North Carolina. We've done this before. We have the right people; we have the right process. We're going to be able to take this plan and deliver results.

Matt Faircloth:

But here's what's great, most of the time when people close on properties like this, it's done, you can't invest any further because they already own it. We left the door open for folks to invest in this complex. You can do that with Republic.co. You can invest there, accredited or not accredited. Or you can invest as an accredited investor in this complex. Either way.